COPY

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 06/30/15 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

15021200

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 101 Hudson Street, Suite 1200
   Jersey City, New Jersey 07302

SEC Mail Processing Section JUL 02 2015 Washington DC 404

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (201) 499-3700 (Telephone) (201) 499-0174 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) (201) 499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 06/26/2006 (b) State/Country of formation: Delaware, USA

(c) Statute under which applicant was organized: D.C.L. 245 et seq.

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: June 25, 2015 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 25 day of June (Month), 2015 (Year) by Mariana Weldon (Notary Public)

My Commission expires 3/7/17 County of Hudson State of NJ

*This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.*

National Stock Exchange

SEC
Mail Processing
Section
JUL 01 2015
Washington DC
404

James G. Buckley
Chief Regulatory Officer
t: 201. 499.3698
f: 201. 499.0727
james.buckley@nsx.com

June 30, 2015

**VIA SECURE MAIL AND FED EX**

Tina Barry, Esq.
Division of Trading and Markets
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Form 1 Annual Amendment

Dear Ms. Barry:

In accordance with Rule 6a-2(b) pursuant to the Securities Exchange Act of 1934, National Stock Exchange, Inc. (the "Exchange") is herewith filing, as an amendment to its Form 1, Exhibits D, I, K, M and N. One original and two copies of the Form 1 and the aforementioned exhibits are enclosed with this letter.

Please be advised that the Exchange retained a new auditing firm for purposes of the audit of the 2014 financial statements (Exhibit I). Previously, the Exchange used Grant Thornton LLP as its auditor. The Exchange retained Seligson & Giannattasio, LLP ("S&G"), certified public accountants, as its financial auditor. S&G is registered with the Public Company Accounting Oversight Board.

Please contact me if you have any further questions on the enclosed materials.

Very truly yours,

Enclosures

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit D*

**Exhibit Request:**

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist of, at a minimum, a balance sheet and income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

**Response:**

| | | |
|---|---|---|
| A. | NSX Securities, LLC | Pursuant to Exchange Act Rule 17a-5, NSX Securities, LLC is required to submit annual financial statements directly to the Commission. |
| B. | The Consolidated Tape Association | Pursuant to Exchange Act Rule 6a-2, The Consolidated Tape Association is required to submit annual financial statements directly to the Commission. |
| C. | Depository Trust and Clearing Corporation ("DTTC") | Pursuant to Exchange Act Rule 6a-2, the DTTC is required to submit annual financial statements directly to the Commission. |

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit I*

**Exhibit Request:**

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.**

**Response:**

Please see the 2014 Audited Financial Statements for National Stock Exchange, Inc., attached.

Consolidated Financial Statements and Report of Independent Certified Public Accountants

**National Stock Exchange, Inc. and Subsidiary**

December 31, 2014 and 2013

# Contents

SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

To The Shareholders'
National Stock Exchange, Inc. and Subsidiary

We have audited the accompanying financial statements of National Stock Exchange, Inc. and subsidiary which comprise the consolidated balance sheet as of December 31, 2014 and the related consolidated statement of operations and comprehensive loss, changes in consolidated shareholders' equity and consolidated cash flows for the year then ended and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Stock Exchange and subsidiary as of December 31, 2014 and the results of its consolidated operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of National Stock Exchange, Inc. and subsidiary as of and for the year ended December 31, 2013, were audited by another firm registered with the Public Company Accounting Oversight Board, whose report dated September 26, 2014, included an emphasis-of-matter paragraph describing conditions that raised uncertainty about the Company's ability to continue as a going concern.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
June 25, 2015

**National Stock Exchange, Inc. and Subsidiary**
**CONSOLIDATED BALANCE SHEETS**
**December 31,**

| ASSETS | 2014 | 2013 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 5,231,047 | $ 1,110,728 |
| Accounts receivable | - | 1,166,422 |
| Accrued income receivable | - | 1,812,723 |
| Prepaid expenses and other current assets | 460,828 | 827,943 |
| Total current assets | 5,691,875 | 4,917,816 |
| **PROPERTY AND EQUIPMENT, NET** | 1,789,764 | 2,541,337 |
| **OTHER ASSETS** | | |
| Prepaid expenses - long-term | 300,624 | 511,725 |
| Deposits and other assets | 391,972 | 466,972 |
| Total other assets | 692,596 | 978,697 |
| **TOTAL ASSETS** | $ 8,174,235 | $ 8,437,850 |

**National Stock Exchange, Inc. and Subsidiary**
**CONSOLIDATED BALANCE SHEETS - CONTINUED**
**December 31,**

| LIABILITIES AND SHAREHOLDERS' EQUITY | 2014 | 2013 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 69,992 | $ 2,057,825 |
| Section 31 fees payable | - | 1,447,376 |
| Accrued current liabilities | 66,083 | 295,497 |
| Current portion of capital lease obligation | 807,249 | 807,249 |
| Unearned income | 126,000 | 43,300 |
| Total current liabilities | 1,069,324 | 4,651,247 |
| **CAPITAL LEASE OBLIGATION, LESS CURRENT PORTION** | 410,800 | 1,219,469 |
| Total liabilities | 1,480,124 | 5,870,716 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital | 13,285,010 | 750,010 |
| Additional paid-in capital | 27,352,226 | 27,352,226 |
| Retained deficit | (33,943,125) | (25,535,102) |
| Total shareholders' equity | 6,694,111 | 2,567,134 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 8,174,235 | $ 8,437,850 |

The accompanying notes are an integral part of these statements.

**National Stock Exchange, Inc. and Subsidiary**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS**
**December 31,**

| | 2014 | 2013 |
|---|---|---|
| Operating revenue | | |
| Liquidity taker fees | $2,315,492 | $19,735,294 |
| Consolidated tape, net | 1,131,593 | 3,695,537 |
| Dues, fees, and other charges | 755,119 | 8,463,076 |
| Gross operating revenue | 4,202,204 | 31,893,907 |
| Cost of revenue | | |
| Liquidity provider rebates | 716,384 | 18,800,654 |
| Brokerage, clearance, and exchange fees | 64,989 | 156,299 |
| Total cost of revenue | 781,373 | 18,956,953 |
| Gross margin | 3,420,831 | 12,936,954 |
| Operating expenses | | |
| Employee compensation and benefits | 6,359,137 | 7,573,692 |
| Professional and other outside services | 830,264 | 1,016,101 |
| Computer operations and data communications | 2,316,382 | 3,028,437 |
| Depreciation and amortization | 1,009,121 | 1,099,231 |
| Occupancy costs | 1,445,796 | 1,629,799 |
| General and administrative | 308,289 | 437,052 |
| Total operating expenses | 12,262,229 | 14,784,312 |
| Net operating loss | (8,841,398) | (1,847,358) |
| Other income and loss | | |
| Interest and other income | 496,928 | 117,706 |
| Interest expense | (49,350) | (69,029) |
| Loss on disposal of assets | (5,014) | (38,517) |
| Net realized gain (loss) on sale of investments | - | 9,878 |
| Total other income (loss) | 435,804 | 20,038 |
| Net loss before income taxes | (8,405,594) | (1,827,320) |
| Income tax expense (benefit) | 2,429 | (123,483) |
| **NET LOSS** | (8,408,023) | (1,703,837) |
| Other comprehensive (loss) income | | |
| Change in unrealized gain on securities available-for-sale, net of income taxes | - | (10,884) |
| **COMPREHENSIVE LOSS** | $ (8,408,023) | $ (1,714,721) |

**National Stock Exchange, Inc. and Subsidiary**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**Years ended December 31,**

| | Capital | Accumulated additional paid-in capital | Retained deficit | Total shareholders' equity |
|---|---|---|---|---|
| Balance at January 1, 2013 | $750,010 | $27,352,226 | $(23,831,265) | $ 4,270,971 |
| Net loss | - | - | (1,703,837) | (1,703,837) |
| Balance at December 31, 2013 | 750,010 | 27,352,226 | (25,535,102) | 2,567,134 |
| Net loss | - | - | (8,408,023) | (8,408,023) |
| Capital | 12,535,000 | - | - | 12,535,000 |
| Balance at December 31, 2014 | $13,285,010 | $27,352,226 | $(33,943,125) | $ 6,694,111 |

The accompanying notes are an integral part of these statements.

**National Stock Exchange, Inc. and Subsidiary**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**Years ended December 31,**

| | 2014 | 2013 |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $(8,408,023) | $(1,703,837) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | |
| Depreciation and amortization on property and equipment | 1,009,121 | 1,099,231 |
| Loss on disposal of assets | 5,014 | 38,517 |
| Net realized (gain) loss on sales of investments | - | (9,878) |
| Changes in operating assets and liabilities | | |
| Accounts receivable, net | 1,166,422 | (81,651) |
| Accrued income receivable | 1,812,723 | (583,884) |
| Prepaid expenses, deposits, and other assets | 367,115 | (13,405) |
| Accounts payable | (1,987,833) | 1,086,457 |
| Section 31 fees payable | (1,447,376) | 343,942 |
| Accrued liabilities | (229,415) | (147,779) |
| Prepaid expenses, long-term | 211,101 | - |
| Deposits and other assets | 75,000 | - |
| Unearned income | 82,700 | (5,200) |
| Net cash provided by (used in) operating activities | (7,343,451) | 22,513 |
| Cash flows from investing activities | | |
| Proceeds from sale or maturity of securities available-for-sale | - | 357,663 |
| Recapitalization of NSX by parent company | 12,535,000 | |
| Purchases of property and equipment | (262,561) | (255,778) |
| Release of restricted cash | - | 371,971 |
| Net cash provided by investing activities | 12,272,439 | 473,856 |
| Cash flows from financing activities | | |
| Principal payments on capital obligation | (808,669) | (767,184) |
| Net cash used in financing activities | (808,669) | (767,184) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | 4,120,319 | (270,815) |
| Cash and cash equivalents at beginning of year | 1,110,728 | 1,381,543 |
| Cash and cash equivalents at end of year | $ 5,231,047 | $1,110,728 |
| Non-cash financing activities | | |
| Property and equipment financed through capital lease | $ - | $75,655 |
| Prepaid expenses financed through capital lease | - | 55,088 |
| Supplemental cash flow information | | |
| Net cash received (paid) during the year for Income taxes | - | $ 123,483 |
| Interest | (49,350) | (69,029) |

The accompanying notes are an integral part of these statements.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

***Description of Business and Recent Developments***

National Stock Exchange, Inc. (NSX) is a for-profit Delaware corporation that operates as a registered national securities exchange to facilitate the trading of equity products. NSX Securities LLC (Securities) is a for-profit Delaware corporation that is registered as a limited purpose broker-dealer under the Securities Exchange Act of 1934 (the Act).

***Basis of Presentation***

The consolidated financial statements include the accounts of NSX and its wholly owned subsidiary, Securities (collectively, the Exchange).

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Revenue Recognition***

The Exchange recognizes revenue on a trade-date basis. In addition, certain fees are billed to equity trading permit holders (Members) prior to the service period. These fees are recorded as unearned income on the consolidated balance sheets.

***Cash and Cash Equivalents***

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

***Accounts Receivable***

The majority of the accounts receivable balances are amounts due from Equity Trading Permit ("ETP") Holders related to their transactions executed on the Exchange. The majority of the accounts receivable are generally collected within a few days of the following month. The Exchange determines its allowance for doubtful accounts by considering several factors, including the length of time accounts receivable are past due and the ETP Holder's current ability to pay its obligation to the Exchange. The Exchange writes off accounts receivable when they become uncollectible.

### *Accrued Income Receivable*

The majority of accrued income receivable represents money due from the securities information processors for market data revenue earned for trades executed and quotes displayed on the Exchange.

### *Property and Equipment*

Furniture and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of individual assets or lease terms, which range from three to ten years. The Exchange capitalizes assets with a cost basis greater than $500 and a useful life of at least one year.

### *Income Taxes*

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to (1) the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, (2) tax operating losses, and (3) tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Exchange applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2014, the open tax years are 2011 through 2014. As of December 31, 2014 and 2013, the Exchange had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Exchange did not have any material amounts accrued for interest and penalties at December 31, 2014 or 2013. Interest or penalties on income taxes, if incurred, are recognized on the consolidated statements of operations and comprehensive loss.

### *Comprehensive Income (Loss)*

Comprehensive income (loss) is defined as the change in equity of a business enterprise from non-member/shareholder transactions impacting shareholders' equity. Comprehensive income (loss) includes net income and other changes in shareholders' equity, which are not included in the consolidated statements of income and are reported as a separate component of equity. For the year ended December 31, 2013, other comprehensive income (loss) includes only the change in unrealized gains on available-for-sale investment securities, net of income taxes, and is summarized as follows:

| | 2014 | 2013 |
|---|---|---|
| Unrealized losses on available-for-sale investment securities arising during the year | $ - | $ (1,036) |
| Reclassification adjustment for (losses) gains realized in net income | - | (9,848) |
| Net change in accumulated other comprehensive income | $ - | $(10,884) |

***Fair Value of Financial Instruments***

The carrying values of financial instruments included in assets and liabilities are reasonable estimates of their fair values. The carrying value of cash and cash equivalents approximates fair value. The fair values of investment securities are estimated based on current quoted market prices. The carrying amount of accounts receivable and accounts payable approximates fair value due to the short-term nature of these items.

The Exchange defines fair value as the amount to be received to sell an asset, or relieve a liability, in an orderly transaction with market participants at the reporting date.

A three-tiered hierarchy of inputs was established to classify fair value measurements for disclosure purposes. The fair value hierarchy is based on whether the inputs to the valuation techniques are observable or unobservable, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The Exchange has classified its financial instruments into the following three levels of the fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations having inputs that are observable or having observable and significant value drivers.

Level 3 – Includes instruments having significant value drivers that are unobservable.

U.S. government treasury and agency securities are valued using available, observable market information through processes such as benchmark curves, market quotations of similar securities, sector groupings and matrix pricing.

***Software***

The Exchange capitalizes certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll, and payroll-related costs. This software is amortized over the estimated useful life of the individual assets, which is estimated to be five years.

**NOTE B – RECENT DEVELOPMENTS**

On May 6, 2014 the NSX filed with the SEC, for immediate effectiveness, a proposed rule change to Exchange Rule 11.1 to add new section .01 under *Interpretations and Policies* to permit NSX to cease trading operations on the Exchange's Trading System as of the close of business on May 30, 2014 (the "Trading Close Date"). However, although trading operations ceased as of the Trading Close Date, NSX: (i) retained its registration as a national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934 (the "Act") and as a self-regulatory organization as defined in Section 3(a)(26) of the Act; (ii) maintained all NSX Rules in full force and effect through and after the Trading Close Date updated the rules as necessary to meet its ongoing regulatory requirements; (iii) maintained adequate funding to meet its regulatory and other obligations; and (iv) represented that it would file a proposed rule amendment pursuant to Section 19 of the Act and Rule 19b-4 thereunder prior to the resumption of trading operations on the Exchange. Pursuant to Exchange Rule 2.11(a), Securities retained its status as the outbound routing broker-dealer of the Exchange. In this regard, Securities operates as a facility (as defined in Section 3(a)(2) of the Exchange Act) of NSX.

On September 8, 2014 (the SPA Date) CBOE Stock Exchange, LLC (CBSX) entered into a Stock Purchase Agreement (the Agreement) whereby the CBSX expressed interest to sell all of the outstanding shares of common stock of the NSX (the Transaction) to National Stock Exchange Holdings, Inc. (Holdings).

On December 16, 2014, the Exchange filed with the SEC the rule proposal seeking approval of the ownership change. On January 2, 2015 the SEC published to the Federal Register the NSX rule filing in connection with the proposed Transaction. On February 16, 2015, the SEC issued an order approving the transaction and the transaction closed on February 18, 2015 (the Closing Date). NSX's parent holding company, CBOE Stock Exchange, LLC (CBSX), transferred all of the outstanding capital stock of NSX to National Stock Exchange Holdings, Inc. (Holdings) and Holdings became the direct, parent company of NSX.

In preparation for the close of the Transaction, NSX Securities filed with FINRA a Continuing Membership application on January 20, 2015, subsequently amended on January 23 and February 3, 2015. On February 11, 2015 FINRA approved the Firm's change in ownership structure.

On December 10, 2014, NSX Securities LLC submitted an electronic filed Statement Regarding Independent Public Accountant under SEA Rule 17a-5(f)(2). The statement presumed that the auditor responsible for the 2013 audit would continue to be the auditor of Securities' 2014 audited financial reports. After the closing of the Transaction and the change of ownership, management determined to change auditors. On March 5, 2015, Securities engaged Seligson & Giannattasio, LLP ("S&G"), a PCAOB-registered auditing firm, to audit the 2014 audited financial reports of Securities. Subsequently the NSX engaged S&G on May 22, 2015 to conduct the financial audit of the exchange for the fiscal year ended December 31, 2014. Securities issued formal notice to the 2013 auditor as per SEC rule CFR 240.17a-5 and filed promptly with FINRA on March 24, 2015 regarding the change in auditor.

## NOTE C - REVENUE

Historically significant revenues were derived from displayed quotes and executed share volumes on the Exchange; this category includes liquidity taker fees, market data revenues from tape associations and regulatory transaction fees. In addition revenues were offset by liquidity provider rebates, market data rebates and Section 31 fees.

In March and April of 2014 the NSX inverted its pricing as it moved from a hybrid order-delivery/automatic-execution market structure to an auto-ex only market structure. Thus, revenues were derived by liquidity provider fees and Section 31. The cost of revenue for this market structure was generated by liquidity taker rebates and regulatory transaction fees.

In May of 2014 the pricing was altered to a fee based model were both the liquidity taker and liquidity maker were both charged a fee.

Revenue and cost of revenue for the years ended December 31, 24 and 2013 are summarized as follows:

| | 2014 | 2013 |
|---|---|---|
| Liquidity taker fees/rebates | $ 2,315,492 | $ 19,735,294 |
| Liquidity provider rebates/fees | (716,384) | (18,800,654) |
| Market data revenue | 1,226,364 | 6,396,155 |
| Market data rebates | (94,771) | (2,700,618) |
| Regulatory transaction fee revenue | 1,231,213 | 3,772,687 |
| Section 31 fees | (1,231,213) | (3,772,781) |
| Order delivery quotation and notification fees | 224,210 | 7,181,811 |
| Net outbound, clearing, settlement charges and other | 465,920 | 1,125,060 |
| Gross margin | $ 3,420,831 | $ 12,936,954 |

Order delivery quotation and notification fees represented 6.55% and 55.51% of total gross margin for the years ended December 31, 2014 and 2013, respectively. Net market data revenue represented 33.08% and 28.57% of total gross margin for the years ended December 31, 2014 and 2013, respectively. Net liquidity revenue represented 46.75% and 7.22% of total gross margin for the years ended December 31, 2014 and 2013, respectively.

Market data revenue for the years ended December 31, 2014 and 2013 are summarized as follows:

| | 2014 | 2013 |
|---|---|---|
| NYSE listed | $512,754 | $2,503,615 |
| AMEX listed | 370,511 | 2,045,022 |
| NASDAQ listed | 343,099 | 1,847,518 |
| Total market data revenue | $1,226,364 | $6,396,155 |

## NOTE D - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2014 and 2013 are summarized as follows:

| | 2014 | 2013 |
|---|---|---|
| Liquidity transaction fees | $ - | $ 84,186 |
| Regulatory transaction fees | - | 340,222 |
| Notification and quote update fees | - | 595,050 |
| Other receivables | - | 146,964 |
| Total accounts receivable | $ - | $1,166,422 |

## NOTE E - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2014 and 2013 are summarized as follows:

| | 2014 | 2013 |
|---|---|---|
| Computer and operations equipment | $ 3,872,620 | $ 3,662,452 |
| Office furniture and equipment | 2,065,742 | 2,018,364 |
| Leasehold improvements | 1,023,175 | 1,023,175 |
| Capital leased equipment | 2,076,593 | 2,076,593 |
| Software and NSX BLADE development | 8,230,476 | 8,230,476 |
| Total cost of property and equipment | 17,268,606 | 17,011,060 |
| Less accumulated depreciation and amortization | (15,478,842) | (14,469,723) |
| Property and equipment, net | $ 1,789,764 | $ 2,541,337 |

In 2013, the Exchange wrote off decommissioned equipment that resulted in a loss of $38,517. In addition, the Exchange entered into a capital lease obligation that totaled $130,743, of which $75,655 represented leased equipment and $55,088 represented prepaid expense related to the leased equipment.

In 2014, the exchange invested $257,547 in new and used computer equipment.

## NOTE F - INCOME TAXES

During the year ended December 31, 2013, the Exchange received a refund on income taxes previously paid in the amount of $140,607. In addition, for the year ended December 31, 2014 and 2013, the

Exchange incurred state and local income tax expense in the amounts of $2,429 and $17,124, respectively.

The differences between the statutory and the Exchange's effective income tax rate primarily result from the effects of state income taxes, valuation allowance on deferred tax assets and other permanent differences.

For the years ended December 31, 2014 and 2013, the Exchange established a full valuation allowance on the net deferred tax asset, as it is more likely than not that these assets will not be realized in the future. As a result, no deferred income tax assets or liabilities are presented on the accompanying consolidated balance sheets.

Both prior to, and subsequent to the Transaction (Note B), the Exchange has continued to operate at a net loss for each annual period. As a result, the Exchange has built up a net deferred tax asset that primarily consists of net operating losses from current and prior periods. To date, the Exchange has not conducted a study pursuant to Section 382 of the Internal Revenue Code to evaluate the usability of these net operating losses on future taxable income. Management believes the sale of the Exchange to Holdings significantly impaired the deferred tax assets of the Exchange. Further, the Exchange ceased trading operations in 2014 (Note B). As a result, the Exchange concluded that calculating and disclosing the gross deferred tax asset is not currently estimable or material to the financial position or results of operations of the Exchange.

## NOTE G - EMPLOYEE RETIREMENT PLANS

The Exchange maintained a defined contribution plan covering all eligible employees of the Exchange. Under the employee plan, the Exchange contributes for each eligible employee a specified percentage of his or her compensation received each year. Contributions to the plan ceased in the second quarter of 2013, the last contribution of $97,569 was made on April 19, 2013 for the first quarter of 2013.

## NOTE H - RELATED-PARTY TRANSACTIONS

The Chicago Board Options Exchange (CBOE) is under contract to provide network access to the Exchange's data centers as well as to provide directors and officers liability insurance. Under the agreement, the Exchange pays the CBOE monthly fees for network access and yearly fees for insurance premiums.

The Exchange incurred the following expenses with the CBOE/CBSX for the years ended December 31:

| | 2014 | 2013 |
|---|---|---|
| Chicago DR Room and Other Expenses | $426,362 | $280,000 |
| Network access | 396,000 | 528,000 |
| Directors and officers insurance | 72,909 | 121,593 |
| Total | $895,271 | $929,593 |

Accounts payable to the CBOE/CBSX as of December 31, 2014 and 2013, were $6,576 and $41,421, respectively.

## NOTE I - CONTRACTUAL OBLIGATIONS

Future minimum payments under non-cancelable contractual obligations in the aggregate, in effect as of December 31, 2014, are as follows:

| Years ending December 31, | Capital leases | Operating leases |
|---|---|---|
| 2015 | 807,249 | 1,151,526 |
| 2016 | 421,164 | 1,160,942 |
| 2017 | 17,376 | 803,558 |
| 2018 | - | 125,724 |
| 2019 and thereafter | - | - |
| Total minimum lease payments | 1,245,789 | $3,241,750 |
| Less amount representing interest | 27,858 | |
| Net minimum lease payments | $1,217,931 | |

In 2012 and 2013, the Exchange entered into various non-cancelable capital leases totaling $3,231,757 related to the data center relocation. These leases expire at various months throughout 2016 and 2017.

Rent expense for the years ended December 31, 2014 and 2013, is as follows:

| | 2014 | 2013 |
|---|---|---|
| Office rent | $ 582,575 | $ 607,715 |
| Hosting site | 763,015 | 940,624 |
| Total | $1,345,590 | $1,548,339 |

## NOTE J - OTHER INCOME

***Market Data Revenue Recoveries***

From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. The Exchange, as a participant in the respective consolidated tape and consolidated quote plans, receives a share of the distribution for these back-billed revenue recoveries.

For the years ended December 31, 2014 and 2013, such recoveries totaled $66,473 and $127,610, respectively, and were included in interest and other income on the accompanying consolidated statements of operations and comprehensive loss.

## NOTE K - CUSTOMER CONCENTRATION, RISKS AND UNCERTAINTIES

The Exchange's ability to manage its liquidity position is dependent upon its capacity to increase and diversify its revenues, volumes and customer base.

A significant amount of revenues was generated from three customers representing 83% of the liquidity providing order flow and four customers representing 38% of the liquidity taking order flow in 2013. In 2014, the NSX lost its largest liquidity provider which lead to the cessation of trading in May 2014 (see Note B). The loss of order flow from heavily concentrated customers proved to be a significant risk to the exchange.

## NOTE L - SUBSEQUENT EVENTS

The Exchange's management has evaluated subsequent events through June 25, 2015, the issuance date of the consolidated financial statements for the year ended December 31, 2014. On May 30, 2014 the Exchange ceased operations and restructured the organization in preparation for either a sale or dissolution of the Exchange (see Note B). As a result, CBSX made several capital contributions to the Exchange to manage an orderly wind down of the Exchange. In addition, CBSX intended to satisfy all NSX long term and short term liabilities before establishing a dissolution trust and proceeding with the Delaware State process of dissolution. Due to the sale of the NSX, the new parent company intends to restructure the business and resume trading as soon as possible, within the regulatory framework defined by the SEC.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit K*

**Exhibit Request:**

**This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:**

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

**Response:**

| Full Legal Name | Status | Date Acquired | Ownership Interest | Whether the person has control |
|---|---|---|---|---|
| National Stock Exchange Holdings, Inc. | Parent | February 18, 2015 | 100% | Yes |

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit M*

**Exhibit Request:**

**Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:**

1. **Name,**

2. **Date of election to membership or acceptance as a participant, subscriber or other user,**

3. **Principal business address and telephone number,**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**

6. **The class of membership, participation or subscription or other access.**

**Response:**

Pursuant to Rule 11.1, *Interpretations and Policies* .01, as of the close of trading on the Exchange on May 30, 2014, the Exchange terminated the status of all Equity Trading Permit ("ETP") Holders. On May 27, 2015, the Exchange filed with the Commission, for immediate effectiveness, a rule change to provide for an Expedited Process for Former Equity Trading

Permit Holders of the Exchange to Apply for Reinstatement as Such and To Register Associated Persons. See Securities Exchange Act Release No. 75098 (June 3, 2015), 80 FR 32644 (June 9, 2015) (SR-NSX-2015-02). As of June 30, 2015, the Exchange has not approved any ETP Holders pursuant to the expedited process, nor has it approved any new applicants.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit N*

**Exhibit Request:**

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to UTPs, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

**Response:**

1. Securities listed on the Exchange as of June 30, 2015: None.

2. Securities admitted to unlisted trading privileges as of June 30, 2015:

   Currently, no securities are traded on the NSX Trading System. However, it is anticipated that, upon, a reopening of trading on the Exchange's trading system after all regulatory approvals are obtained, securities admitted to UTPs will trade on the NSX's Trading System.

3. Unregistered securities admitted to trading on the Exchange that are exempt from registration under Section 12(a) of the Act as of June 30, 2015: None.

4. Other securities traded on the Exchange as of June 30, 2015: None.